February 18, 2009

Mail Stop 4561

By U.S. Mail and Facsimile (303) 592-1510

Edward Giedgowd, Esq.
Chief Compliance Officer and General Counsel
Prosper Marketplace, Inc.
111 Sutter Street, 22nd Floor
San Francisco, California 94104

Re: Prosper Marketplace, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 16, 2009
File No. 333-147019

Dear Mr. Giedgowd:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please make every effort to file your response letter concurrently with your next amendment, as any delay between the filing of your amendment and the accompanying response letter will necessarily slow the ability of the staff to review your revised materials.

2.   The staff notes your response to prior comment 2. The staff is unable to agree with your analysis that the borrower financial information is not material to an investment decision by the lender members. This information is the closest approximation to the information normally required of any securities investment and provides the investor with the ability

to determine the capacity of the borrower to repay a particular note. Also, the fact that this information is prominently displayed in the posting indicates that Prosper and the borrower members believe that this is information that the borrower requires in order to choose to invest in particular in borrower loans. The member affiliations or "groups" are intended to "attract bids from lender members with similar interest" which may lead to "lower interest rates for group members," indicating that members consider group membership material. Therefore, please advise the staff what information you believe is material and how you plan to add it to the prospectus and how that information will be updated throughout the offering process. Alternatively, please confirm for the staff that you will remove all information that is not material or is not included in the prospectus from the listing for the borrower members.

3. We are still considering your response to prior comment 4. We may have additional comments on this matter.

4. Please tell the staff what information, apart from the prospectus, will be available on the platform website to alert prospective lenders regarding the most material risks of investment in the notes. For example, will there be a highlighted link to a web page explaining the nature of the Prosper Rating, how it is determined, as well as the meaning of consumer reporting agency scores? Will there be a clear discussion of the reliability of the information provided by borrowers? Please provide us with a detailed description of all such information as well as copies of any such web pages, to the extent available.

5. Revise your disclosure to clarify the liability, including any repurchase obligation, that Prosper takes if it fails to correctly assign a Prosper loan score to a particular borrower or listing.

6. Prosper proposes to warrant to potential investors in the open market loans that the originator "has made commercially reasonable efforts to authenticate and verify the identity of the borrower." Please clarify whether lenders under these notes are entitled to the same repurchase requirements from Prosper or the originator in the event that the loans were obtained as a result of identity theft or other methods which would trigger the repurchase obligation under standard Prosper listings. Also, please advise the staff regarding all efforts taken by Prosper to ensure that it has a sufficient factual basis to make the warranty regarding the actions by the originator. Finally, please advise the staff regarding all resources that Prosper has available, including staffing and contractual agreements, to support Prosper providing lenders these warranties. Please also note that Prosper takes liability under the Securities Act of 1933 for its statements regarding the financial institutions' identification of the borrower.

7. In a number of places throughout the prospectus, you state that policies, including for example minimum credit standards and minimum and maximum bid amounts, may be changed "from time to time." Please confirm that any changes to the standards set for lending on the platform will be revised by means of a post effective amendment.

Alternatively, please advise the staff how you determined that these changes would not represent a material change to the plan of distribution.

8. Since updated information, including payment status of the notes, will be provided to investors who participate in the trading platform, please advise the staff how you plan to include this information in your continuing reports.

9. Please advise the staff how you determined that the auction process for originating the notes is consistent with Section 5 of the Securities Act of 1933. Please see the Wit Capital Letter, first made available on July 14, 1999.

Summary, page 1

10. Revise this section to disclose the total number of loans that have entered collection, and the percentage of loans that have been delinquent during their term. Finally, please specifically state the number of loans that failed to make even one payment.

The Offering, page 4

11. Revise your discussion to clarify that since you may charge off or sell a loan once it becomes more than 120 days past due, a delinquent loan may never require the extended maturity date.

Information supplied by borrowers may be inaccurate…, page 23

12. In the last sentence you state that a lender member's recourse under the liability provisions of the securities laws will be "extremely limited." Please discuss this matter in a separate risk factor and include it on the first page of the risk factor section. Be sure to discuss this risk as it relates to Open Market Notes as well as Borrower Notes.

If you purchase a Prosper Open Market Note…, page 30

13. Please revise this subheading to state more clearly the risk to the investor.

The holders of Prosper Open Market Notes may be exposed…, page 30

14. Please revise each of the bullet points to clarify the risk to the investor. Use active rather than passive constructions whenever possible.

About the Platform, page 43

15.   Under "Verification" on page 44, please revise to explain what impact, if any, your verification of employment, income, etc. will have on lenders. For example, will lenders be informed about the results of such verification?

Prosper Rating Assigned to Borrowers, page 46

16.   You state that the ratings will be based on a score from a credit reporting agency and an "in-house custom score built on the Prosper population." Please revise to clarify the nature of this second score and how it is derived. Also, please clarify the criteria, both internal and from the credit agency, which a loan must reach in order to qualify for each Prosper loan score category.

Credit Report Score Range, page 47

17.   Please disclose whether the credit score referred to in this section is the same credit score as that which the Prosper Rating is based on.

Open Market Loan Listings, page 49

18.   Revise this section to clarify how the "projected loss rate" is calculated.

19.   Please clarify the obligations of the Financial Institution making the open market listing to perfect any security interest in the notes prior to or after listing.

Minimum Credit Criteria and Underwriting, page 50

20.   Your disclosure in this section indicates that there may be other minimum standards beyond the minimum credit score and the requirement that borrowers do not have previously charged off loans on the platform. Revise this section to disclose all material minimum credit standards. Similarly, please disclose all material standards for open market loans, including the number of payments that must have been made prior to listing.

Post-Funding Loan Servicing and Collection, page 56

21.   Revise this section to clarify the amount that may be charged for collection efforts, both on a member note and on an open market note. Also, please disclose what you mean by "commercially reasonable efforts" with regard to open market notes, including any particular collection schedule.

22.   Revise this section to clarify the payment schedule, including the time period under the servicing agreements with the Financial Institutions servicing the open market notes for crediting payments to the lender members.

23.   Revise your disclosure to clarify whether fees payable on a delinquent account, including successive insufficient funds fees and collection fees, are payable prior to any distributions of funds to the lender members.

Resale of the Notes, page 59

24.   Revise this section to clarify, if true, that not only may notes that that are delinquent in their payment obligations, but also notes that are current in their payment obligations may be listed for trading on the platform.

Historical Information About Prosper Borrower Members and Outstanding Borrower Loans, page 60

25.   In regards to your table presented on page 61, it appears there is a typographical error (i.e. 311+ days past due). Also, in regards to footnote (2) to the table provided, please revise to clarify what you mean by "all _bans_ 5120 days past due".

26.   To supplement data already provided in your table, please revise to include additional information (preferably in tabular format) that is representative of your historical collection success on borrower loans that have been sent to collections or charged-off. Your revised disclosures should consider, but not be limited to, providing (by credit grade) such information as:

   •   original borrower loan amount;
   •   amounts of borrower loans sent to collections;
   •   amounts of borrower loans charged-off;
   •   amounts of borrower loans recovered and repaid to lender members; and
   •   amounts of borrower loans recovered but not repaid to lender members (e.g. amounts received beyond the extended maturity dates).

Servicing Covenant, page 65

27.   We note from your disclosure at the top of page 57 (Post-Funding Loan Servicing and Collection) that the Company may work with the borrower member to structure a new payment plan in respect of the borrower loan without the consent of any holder of the Notes corresponding to the borrower loan. Considering the significant discretion you have via this servicing covenant, revise to state the following:

   •   clarify within this section that you may work with borrower members to structure new payment plans without consent from lender members;
   •   disclose how many member loans were amended, including the number of loans and total principal value of the loans modified;

- state the nature of the changes, for example extensions, waivers granted on specific terms, modifications of interest rate and principal reduction, and provide quantification of each type of change;
- revise the financial statements, if necessary, to disclose how the Company has historically accounted for these amendments and waivers of terms of the loans; and
- disclose how you notify the member lender about any of these amendments or waivers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 99

28.   We note your response to comment number 32 from our letter dated January 2, 2009. Regarding your critical accounting policy for Borrower Loan Repurchase Obligation, please provide the following disclosures in MD&A in your next amendment:

- the specific estimates and assumptions you used to develop the Borrower Loan Repurchase Obligation; and
- how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future.

Financial Statements as of December 31, 2007

General

29.   Please revise to include updated financial statements in your next amendment.

Consolidated Statements of Operations, F-6

30.   We note your response to comment number 34 from our letter dated January 2, 2009. Please address, and revise as necessary, the following items in your next amendment:
- you do not report operating and non-operating expenses separately as required by Rule 5-03(b)2-3 of Regulation S-X as cost of sales is included in operating expenses;
- it is not clear why you net provision for loan losses from operating income which is more consistent with Article 9 presentation for bank holding companies, refer to Rule 5-03(b)5 of Regulation S-X (Article 5); and
- you do not include totals for total operating expenses for the years ended December 31, 2007 and 2006.

Notes to the Financial Statements

General

31.   We note from your disclosure on page 15 (Questions and Answers) that your directors or executive officers have in the past and may in the future participate in their individual capacities as lender members on our platform. Please revise to specifically identify all related party transactions (e.g. lender member participation, affiliations with third-party collection agencies, or purchasers of defaulted or charged-off debt, etc.) in accordance with SFAS 57.

Note 2. Significant Accounting Policies

Revenue Recognition, F-10

32.   Please tell us specifically how your operating structure will change so that both SFAS 140 and SFAS 91 will be applicable under the new operating structure. Provide example transactions from the current and new operating structures to the extent relevant and material.

33.   We note your response to comment number 35 from our letter dated January 2, 2009. Please tell us the policies, procedures and accounting treatment if the lender or winning bidder of an auction does not properly fund the loan. Additionally, please quantify the number, and the dollar amounts, of loans that were not funded by the lender or winning bidder of an auction in the periods presented.

Note 13. Commitments and Contingencies, F-20

Securities Law Compliance

34.   We note your disclosure here and in Note 15 (Subsequent Events) that the occurrence of the contingency (i.e. in regards to the prior sales of loans on the platform) is reasonably possible but not probable. We understand that certain aspects of the class action may not be estimable (e.g. damages, certain fees, etc.); however, tell us why you have not disclosed the range of loss for the right of rescission for prior sales of loans on the platform (refer to paragraph 10 of SFAS 5). Please advise or revise as necessary.

Financial Statements as of September 30, 2008

Notes to Consolidated Financial Statements

Note 8. Loan Repurchase Obligation, F-36

Edward Giedgowd, Esq.
Prosper Marketplace, Inc.
February 18, 2009
Page 8

35.   Please revise to disaggregate loans repurchased from loans charged-off. In this regard, confirm amounts disclosed in your annual audited financial statements have not been aggregated.

                                    *   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact David Irving, Staff Accountant, at (202) 551-3321 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3419 with any other questions.

                                            Sincerely,

                                            Christian Windsor
                                            Special Counsel

cc: Whitney A. Holmes, Esq.
        Brian D. Lewandowski, Esq.
        Morrison & Foerster LLP
        370 17th Street, Suite 5200
        Denver, Colorado 80202